UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number  0-12379

First Financial Bancorp 401(k) Savings Plan
201 East Fourth Street, Suite 1900
Cincinnati, OH 45202

First Financial Bancorp
201 East Fourth Street, Suite 1900
Cincinnati, OH  45202

Financial Statements and Supplemental Schedules

First Financial Bancorp 401(k) Savings Plan

Years ended December 31, 2009 and 2008
with Report of Independent Registered Public Accounting Firm

First Financial Bancorp 401(k) Savings Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors
First Financial Bancorp

We have audited the accompanying statements of net assets available for benefits of the First Financial Bancorp 401(k) Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but  not  for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2009, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Cincinnati, Ohio
June 28, 2010

First Financial Bancorp 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008

Assets
Investments-at fair value:
First Financial Bancorp common stock	$11,892,824	$10,072,970
Common collective trust	6,629,725	7,121,652
Mutual funds	20,738,989	14,048,896

Total investments	39,261,538	31,243,518

Receivables:
Interest and dividends	20,601	21,592
Employer	-	508

Total assets	39,282,139	31,265,618

Net assets reflecting investments at fair value	39,282,139	31,265,618

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(175,904)	(21,458)

Net assets available for benefits	$39,106,235	$31,244,160

See accompanying notes.

First Financial Bancorp 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2009	2008

Additions to (deductions from) net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$5,153,139	$(10,134,044)
Interest	197,275	161,765
Dividends	814,015	2,532,213

Total investment income (loss)	6,164,429	(7,440,066)

Contributions:
Employer	1,775,104	1,656,761
Participants	3,385,472	3,228,643
Rollovers	88,133	21,621

Total contributions	5,248,709	4,907,025

Benefits paid to participants	(3,551,063)	(4,756,288)

Net increase (decrease)	7,862,075	(7,289,329)
Net assets available for benefits:
Beginning of year	31,244,160	38,533,489

End of year	$39,106,235	$31,244,160

See accompanying notes.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements

December 31, 2009

1. Description of the Plan

The following brief description of the First Financial Bancorp 401(k) Savings Plan (the Plan) is provided for general information purposes only.  Participants should refer to the summary plan description for more information.

First Financial Bancorp (the Plan Sponsor) is the sponsor of the plan.

General

The Plan is a defined-contribution plan, qualified under Section 401 of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  The Plan covers substantially all employees of the Plan Sponsor and affiliates who are age twenty-one or older.  The Plan is subject to the provisions of Section 401(k) of the Internal Revenue Code whereby the participants’ discretionary contributions would not be reportable as compensation for federal and state income tax purposes.  The Plan is a single plan of a controlled group as defined in Code Sections 414(b) and 414(c).

Funding

Employer contributions to the Plan are equal to 100 percent of the employee’s contribution up to the first 3% of the participant’s deferrals and 50 percent of the next 2% of the employee’s contribution up to a maximum employer contribution of 4%.  Employer contributions are initially invested in the Federated Stock and Bond Fund or as designated during the enrollment by the employee. Employer contributions made prior to January 1, 2006 were fully vested upon contribution to the Plan. Employer contributions made after December 31, 2007 for participants with a plan entry date of January 1, 2006 or after will be fully vested after the participant completes two years of service. As of January 1, 2008, participants are 100% vested under the safe harbor provision.  Although the Plan Sponsor has not expressed any intention to do so, it has the right under the Plan to discontinue contributions at any time and terminate the Plan, subject to provisions set forth in ERISA.

Participants may elect to make contributions to the Plan of up to 50 percent of their eligible salary on a before-tax basis.  Prior to January 1, 1986, participants were permitted to contribute certain amounts on an after-tax basis.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participating Corporations

The terms of the Plan provide that any corporation that becomes a member of the controlled group may, with consent of the Plan Sponsor, adopt the Plan for those employees which the Plan determines shall be eligible.

Benefit Payments

Participants may elect an in-service, non-hardship distribution comprised of the participant’s after-tax contributions and rollover accounts and the earnings on these accounts.

Active employees may withdraw before-tax contributions only if the participant can prove “financial hardship” as defined by the Plan Document.  Any distribution of before-tax funds results in a six month suspension of participation in the Plan.  Earnings on the participant’s before-tax contributions are not eligible for distribution prior to termination or retirement.

Benefits are recorded when paid.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and plan earnings. Allocations are based on participant earnings or account balances, as defined.

Plan Termination

In the event of termination, the net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments

Investments are individual mutual funds held with Federated Retirement Plan Services and a separate trust account at First Financial Bank (the Bank), National Association, a wholly-owned subsidiary of the Plan Sponsor, to hold the First Financial Bancorp Common Stock Fund investment option for the Plan.  Investments are stated at fair values based on quoted closing net asset values obtained by Federated Retirement Plan Services from published market data.  Security transactions are recorded on the trade date.

The Federated Capital Preservation Fund invests in fully benefit-responsive investment contracts through a common collective trust.  This fund is recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value.  Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

New Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4).  FSP 157-4 amended FASB Statement No. 157 (codified as ASC 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity.  FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of FASB ASC Topic 820.  The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009.  Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events, which was codified into FASB ASC Topic 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued.  FASB ASC Topic 855 was amended in February 2010.  The Plan has adopted FASB ASC Topic 855, as amended.

In January 2010, the FASB issued Accounting Standards Update 2010-6, Improving Disclosures about Fair Value Measurements, (ASU 2010-6).  ASU 2010-6 amended ASC 820 to clarify certain existing fair disclosures and require a number of additional disclosures.  The guidance in ASU 2010-6 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented.  ASU 2010-6 also clarified the requirement for entities to disclose information about both valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements.  In addition, ASU 2010-6 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis.  With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-6 becomes effective for reporting periods beginning after December 15, 2009.  Plan management is currently evaluating the effect that the provisions of ASU 2010-6 will have on the Plan’s financial statements.

3. Investments

The fair value of individual investments that represent five percent or more of the Plan’s net assets are as follows:

	December 31
	2009	2008
First Financial Bancorp common stock	$11,892,824	$10,072,970
Federated Capital Preservation Fund	6,629,725	5,344,449
Federated Max-Cap Index Fund SS	4,268,137	3,341,723
American Funds EuroPacific Growth Fund (R3)	3,217,481	2,347,555
Federated Kaufmann Small Cap Fund (A)	2,905,592	2,165,027
Federated Total Return Bond Fund (A)	2,237,266	N/A
Lord Abbett Fundamental Equity (R3)	2,224,703	N/A
Federated Stock and Bond Fund, Inc. (A)	2,155,781	N/A
First Funds Caliber Equity Fund (A)	−	2,376,560
Legacy Balanced Fund	−	1,777,203
First Funds Sterling Income Fund (A)	−	1,639,585

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The Plan’s investments (including investments purchased, sold, and held during the year) appreciated (depreciated) in carrying value as follows:

	December 31
	2009	2008
First Financial Bancorp common stock	$1,797,809	$875,951
Equity and fixed income mutual funds	3,355,330	(10,477,399)
Common collective trust	−	(532,596)
Net appreciation (depreciation)	$5,153,139	$(10,134,044)

4. Fair Value Measurements

FASB ASC Topic 820-10 establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and December 31, 2008, respectively.

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Common stocks (a)	$11,892,824	$-	$-	$11,892,824

Common collective trust (b)	-	6,629,725	-	6,629,725

Mutual funds (c)	20,738,989	-	-	20,738,989

Total assets at fair value	$32,631,813	$6,629,725	$-	$39,261,538

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Common stocks (a)	$10,072,970	$-	$-	$10,072,970

Common collective trust (b)	-	7,121,652	-	7,121,652

Mutual funds (c)	14,048,896	-	-	14,048,896

Total assets at fair value	$24,121,866	$7,121,652	$-	$31,243,518

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

a.	This category includes investments valued at the closing price reported on the active market on which the individual securities are traded.

b.
This category includes a common collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings.  This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts.  Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund.  The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund.  The fair value differs from the contract value.  As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

c.	This category includes mutual funds and money market funds that are valued at the net asset value (NAV) of shares held by the Plan at year-end.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 4, 2008, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

6. Transactions with Parties-in-Interest

Administrative and other service fees are paid by the Plan Sponsor.  The Plan is not charged for administrative services performed on its behalf by First Financial Bancorp.

The Plan invested in the First Funds Sterling Income Fund, the First Funds Caliber Equity Fund, and the Legacy Balanced Fund sponsored by an affiliate of the Plan Sponsor in 2008 and through December of 2009.  In December of 2009 those funds were liquidated and closed.  The investment alternatives made available were the Federated Total Return Bond Fund, the Lord Abbett Fundamental Equity Fund, and the Janus Balanced Fund.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

6. Transactions with Parties-in-Interest (continued)

The Plan invests in common stock of the Plan Sponsor.

The Bank, an affiliate of the Plan Sponsor, is the Plan Trustee.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net increase (decrease) in net assets available for benefits per the financial statements to the Form 5500:

	Year Ended	Year Ended
	December 31, 2009	December 31, 2008

Net increase (decrease) in net assets available for benefits per the financial statements	$7,862,075	$(7,289,329)

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	154,446	381

Net income (loss) per the Form 5500	$8,016,521	$(7,288,948)

8. Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedules

First Financial Bancorp 401(k) Savings Plan

EIN 31-1042001/Plan 002

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2009

	Number of Shares or		Current
Identity of Issue/Description of Asset	Principal Amount	Cost	Value

First Financial Bancorp common stock*	817,782 shares	$12,294,819	$11,892,824

Federated Capital Preservation Fund	645,382 shares	N/A	6,629,725

Federated Max-Cap Index Fund SS	355,678 shares	N/A	4,268,137

American Funds EuroPacific Growth Fund (R3)	85,390 shares	N/A	3,217,481

Federated Kaufmann Small Cap Fund (A)	146,010 shares	N/A	2,905,592

Federated Total Return Bond Fund (A)	205,820 shares	N/A	2,237,266

Lord Abbett Fundamental Equity (R3)	205,991 shares	N/A	2,224,703

Federated Stock and Bond Fund, Inc. (A)	135,074 shares	N/A	2,155,781

Janus Balanced Fund	77,030 shares	N/A	1,891,089

Federated International Small Company Fund (A)	27,896 shares	N/A	895,176

Federated Mid Cap Index IS	30,210 shares	N/A	532,602

American Century Real Estate Fund (A)	28,453 shares	N/A	411,149

Federated Prime Value Obligation
Money Market Fund	13 shares	13	13

			$39,261,538

* Represents a party-in-interest to the Plan

N/A-Information is not required since these are participant directed investments

First Financial Bancorp 401(k) Savings Plan

EIN 31-1042001/Plan 002

Schedule H, Line 4 j - Schedule of Reportable Transactions

For the year ended December 31, 2009

			Expenses		Current
			Incurred		Value of	Net
	Purchase	Selling	with	Cost of	Asset on	Gain
Identity of Issue/Description of Asset	Price	Price	Transaction	Asset	Valuation Date	(Loss)

Category (i)—Transactions in excess of 5 percent of plan assets

Federated Total Return Bond Fund	$2,236,205	$-	$-	$2,236,205	$2,236,205	$-

Lord Abbett Fundamental Equity (R3)	2,174,621	-	-	2,174,621	2,174,621	-

Janus Balanced Fund	1,845,708	-	-	1,845,708	1,845,708	-

First Sterling Income Fund*	-	2,235,230	-	2,138,451	2,235,230	96,779

First Caliber Equity Fund*	-	2,176,659	-	4,172,732	2,176,659	(1,996,073)

Legacy Balanced Fund*	-	1,858,916	-	1,913,909	1,858,916	(54,993)

* Represents a party-in-interest to the Plan

First Financial Bancorp 401(k) Savings Plan

EIN 31-1042001/Plan 002

Schedule H, Line 4 j - Schedule of Reportable Transactions

For the year ended December 31, 2009

			Expenses		Current
			Incurred		Value of	Net
	Purchase	Selling	with	Cost of	Asset on	Gain
Identity of Issue/Description of Asset	Price	Price	Transaction	Asset	Valuation Date	(Loss)

Category (iii)—series of transactions in excess of 5 percent of plan assets

Federated Capital Preservation Fund	$3,108,205	$-	$-	$3,108,205	$3,108,205	$-

Federated Total Return Bond Fund	2,259,939	-	-	2,259,939	2,259,939	-

Lord Abbett Fundamental Equity (R3)	2,188,196	-	-	2,188,196	2,188,196	-

Janus Balanced Fund	1,878,608	-	-	1,878,608	1,878,608	-

Federated Stock & Bond Fund	1,587,695	-	-	1,587,695	1,587,695	-

Federated Capital Preservation Fund		1,959,272	-	1,794,359	1,959,272	164,913

First Caliber Equity Fund*	-	2,937,276	-	5,777,281	2,937,276	(2,840,005)

First Sterling Income Fund*	-	2,512,287	-	2,406,584	2,512,287	105,703

Legacy Balanced Fund*	-	2,368,913	-	2,492,864	2,368,913	(123,951)

First Financial Bancorp common stock*	-	1,402,241	-	2,073,555	1,402,241	(671,314)

* Represents a party-in-interest to the Plan

There were no category (ii) or (iv) reportable transactions during 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has caused this annual report to be signed by the undersigned thereunto duly authorized.

FIRST FINANCIAL BANCORP
401(K) SAVINGS PLAN

Date:	June 28, 2010	By:	/s/ Jennifer Quehl-Gessendorf
Jennifer Quehl-Gessendorf
Vice President
Human Resources

/s/ J. Franklin Hall
J. Franklin Hall
Executive Vice President and Chief Financial Officer